FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 26, 2015

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

National Westminster Bank Plc
Results for the year ended 31 December 2014

National Westminster Bank Plc ('NatWest') is a wholly-owned subsidiary of The Royal Bank of Scotland plc (the 'holding company', the 'Royal Bank' or 'RBS plc') and its ultimate holding company is The Royal Bank of Scotland Group plc (the 'ultimate holding company' or 'RBSG'). The 'Group' or 'NatWest Group' comprises NatWest and its subsidiary and associated undertakings. 'RBS Group' comprises the ultimate holding company and its subsidiary and associated undertakings.

Financial review

Operating profit/(loss) before tax
Operating profit before tax was £2,577 million compared with a loss of £6,805 million in 2013. This significant improvement reflects net impairment releases of £1,249 million compared with net losses of £5,407 million in 2013 and lower charges for litigation, conduct and redress costs, down £2,367 million to £1,043 million. This was partially offset by a decrease in non-interest income, reflecting lower income from trading activities.

Net interest income
Net interest income increased by £556 million, 14% to £4,577 million compared with £4,021 million in 2013. The increase was principally due to improvements in deposit margins in Personal & Business Banking (PBB) and Commercial & Private Banking (CPB).

Non-interest income
Non-interest income decreased by £643 million, 19% to £2,700 million compared with £3,343 million in 2013, primarily due to lower income from trading activities, down £649 million to £77 million in line with Corporate & Institutional Banking's (CIB's) smaller balance sheet and reduced risk profile, and the non-repeat of a gain on redemption of own debt of £239 million in 2013. This was partially offset by an increase in other operating income of £414 million to £682 million, which included dividend income of £234 million compared with £18 million in 2013.

Operating expenses
Operating expenses decreased by £2,813 million, or 32%, to £5,949 million from £8,762 million in 2013. Operating expenses excluding restructuring costs and litigation, conduct and redress costs declined £429 million, or 8% to £4,880 million (2013 - £5,309 million) mainly reflecting the benefits of cost savings initiatives.

Litigation, conduct and redress charges were £1,043 million compared with £3,410 million in 2013 which included a charge relating to regulatory and legal actions of £2,536 million primarily relating to mortgage-backed securities and securities related litigation. Charges in 2014 include: provisions relating to investment advice in retail and private banking (£156 million) and to packaged accounts (£112 million), and additional provisions in relation to PPI costs (£440 million) and Interest Rate Hedging Products redress (£166 million).

Impairment releases/(losses)
Net impairment releases were £1,249 million in 2014 compared with a net impairment charge of £5,407 million in the prior year, which included £3,249 million provisions relating to the creation of RCR. Net impairment releases were principally in RCR (£1,143 million) and in Ulster Bank (£365 million) and reflected the improving Irish economic and property market conditions and proactive debt management.

Financial review

Capital ratios
Capital ratios at 31 December 2014 were 14.3% (Common Equity Tier 1), 14.3% (Tier 1) and 19.6% (Total).

Risk-weighted assets calculated in accordance with Prudential Regulation Authority definitions are set out below:

Risk-weighted assets by risk	2014 £bn	2013 £bn

Credit risk
- non-counterparty	79.5	94.6
- counterparty	1.5	2.8
Market risk	3.8	7.0
Operational risk	11.3	12.9

	96.1	117.3

Note:

(1)	Risk-weighted assets at 31 December 2013 are on a Basel 2.5 basis.

Strategic review of CIB
On 26 February 2015, RBS Group announced that it is making further changes to improve its medium-term returns, building  a stronger, safer and more sustainable business, focused mainly on UK and Western European customers, both corporates and financial institutions, supported by trading and distribution platforms in the UK, US and Singapore. These changes will create a more focused corporate and institutional bank built on existing product and service strengths. RBS Group will have a strong, client-focused product offering in sterling, US dollar and euro, including:

●	Debt financing, with debt capital markets, structured finance and loans.

●	Risk management in currency, rates and inflation.

●	Transaction services, with UK-focused cash, payments and trade.

CIB will reduce its geographical footprint to approximately 13 countries, compared with 38 at the end of 2014, though RBS Group will also retain its back office operations in Poland and India. In addition to its main distribution and trading hubs in the UK, US and Singapore, RBS Group will remain present in a number of Western European countries with coverage teams. A small sales team will be retained in Japan. US operations will shrink, while retaining the presence required to support the US dollar needs of RBS Group's UK and Western European customers. Priority client sectors will be targeted in infrastructure, transportation, financial institutions, energy and resources.

CIB will continue to reduce its balance sheet and risk profile. RWAs will be reduced by 60% by 2019, with a reduction of more than £25 billion targeted in 2015. Third party assets will be reduced by more than 60% by 2019.

This CIB strategy leaves RBS Group well-placed to meet the ring-fencing requirements of the Banking Reform Act 2013. As previously indicated, RBS Group intends to place most banking services inside the ring fence. CIB's remaining "Markets" activities, the operations of RBS International and some corporate banking activity are expected to remain outside the ring-fenced bank in separate legal entities.

Condensed consolidated income statement
for the year ended 31 December 2014

	2014	2013
	£m	£m

Interest receivable	6,499	7,483
Interest payable	(1,922)	(3,462)

Net interest income	4,577	4,021

Fees and commissions receivable	2,439	2,600
Fees and commissions payable	(498)	(490)
Income from trading activities	77	726
Gain on redemption of own debt	-	239
Other operating income	682	268

Non-interest income	2,700	3,343

Total income	7,277	7,364
Operating expenses	(5,949)	(8,762)

Profit/(loss) before impairment losses	1,328	(1,398)
Impairment releases/(losses)	1,249	(5,407)

Operating profit/(loss) before tax	2,577	(6,805)
Tax (charge)/credit	(844)	842

Profit/(loss) attributable to ordinary shareholders	1,733	(5,963)

Condensed consolidated statement of comprehensive income
for the year ended 31 December 2014

	2014	2013
	£m	£m

Profit/(loss) for the year	1,733	(5,963)

Items that do not qualify for reclassification
Actuarial gains on defined benefit plans	182	314
Tax	(103)	(204)

	79	110
Items that do qualify for reclassification
Available-for-sale financial assets	(38)	42
Cash flow hedges	3	5
Currency translation	160	106
Tax	12	(9)
	137	144

Other comprehensive income after tax	216	254

Total comprehensive income/(loss) for the year	1,949	(5,709)

Attributable to:
Non-controlling interests	(34)	21
Ordinary shareholders	1,983	(5,730)

	1,949	(5,709)

Condensed consolidated balance sheet
at 31 December 2014

	2014	2013
	£m	£m

Assets
Cash and balances at central banks	2,709	2,493
Amounts due from holding company and fellow subsidiaries	103,272	127,484
Other loans and advances to banks	7,640	9,367
Loans and advances to banks	110,912	136,851
Amounts due from fellow subsidiaries	1,028	1,967
Other loans and advances to customers	168,138	175,321
Loans and advances to customers	169,166	177,288
Debt securities subject to repurchase agreements	8,583	17,212
Other debt securities	5,246	5,716
Debt securities	13,829	22,928
Equity shares	779	923
Settlement balances	2,050	3,241
Amounts due from holding company and fellow subsidiaries	2,672	1,931
Other derivatives	1,226	1,586
Derivatives	3,898	3,517
Intangible assets	848	797
Property, plant and equipment	1,591	1,754
Deferred tax	1,361	2,253
Prepayments, accrued income and other assets	1,801	1,415

Total assets	308,944	353,460

Liabilities
Amounts due to holding company and fellow subsidiaries	20,128	24,526
Other deposits by banks	6,104	11,388
Deposits by banks	26,232	35,914
Amounts due to fellow subsidiaries	13,112	21,881
Other customer accounts	221,215	245,991
Customer accounts	234,327	267,872
Debt securities in issue	1,707	2,111
Settlement balances	2,143	4,027
Short positions	6,827	8,254
Amounts due to holding company and fellow subsidiaries	3,971	3,526
Other derivatives	487	552
Derivatives	4,458	4,078
Accruals, deferred income and other liabilities	6,315	6,550
Retirement benefit liabilities	2,248	2,976
Amounts due to holding company	5,656	5,700
Other subordinated liabilities	1,780	1,828
Subordinated liabilities	7,436	7,528

Total liabilities	291,693	339,310

Equity
Non-controlling interests	394	1,278
Owners' equity
Called up share capital	1,678	1,678
Reserves	15,179	11,194

Total equity	17,251	14,150

Total liabilities and equity	308,944	353,460

Condensed consolidated balance sheet
at 31 December 2014

Key points

•	Total assets decreased by £44.5 billion to £308.9 billion, primarily driven by a reduction in the scale of CIB's US trading business.

•	Loans and advances to banks decreased by £25.9 billion primarily as a result of a reduction in amounts due from the holding company and fellow subsidiaries.

•
Loans and advances to customers decreased by £8.1 billion, with reductions in reverse repos in CIB and run down and disposals of Ulster Bank loans in RCR, partly offset by an increase in mortgage lending in UK Personal & Business Banking (UK PBB).

•	Debt securities decreased by £9.1 billion as a result of reductions in held-for-trading government and financial institution securities in the trading business.

•
Deposits by banks decreased £9.7 billion, 27%, to £26.2 billion, with decreases in amounts due to the holding company and fellow subsidiaries, down £4.4 billion, 18%, to £20.1 billion and decreases in other bank deposits, down £5.3 billion, 46%, to £6.1 billion.

•
Customer accounts decreased £33.5 billion, 13%, to £234.3 billion. Within this, amounts due to fellow subsidiaries decreased £8.7 billion, 40%, to £13.1 billion.  Other customer deposits were down £24.8 billion, 10%, at £221.2 billion as a result of a reduction in repos in CIB.

Condensed consolidated statement of changes in equity
for the year ended 31 December 2014

	2014	2013
	£m	£m

Called-up share capital
At beginning and end of year	1,678	1,678

Share premium account
At beginning and end of year	2,225	2,225

Available-for-sale reserve
At beginning of year	55	21
Unrealised (losses)/gains	(29)	40
Realised (gains)/losses	(9)	2
Tax	12	(8)

At end of year	29	55

Cash flow hedging reserve
At beginning of year	(6)	(10)
Amount recognised in equity	-	(1)
Amount transferred from equity to earnings	3	6
Tax	-	(1)

At end of year	(3)	(6)

Foreign exchange reserve
At beginning of year	927	842
Retranslation of net assets	231	83
Foreign currency (losses)/gains on hedges of net assets	(37)	2

At end of year	1,121	927

Capital redemption reserve
At beginning and end of year	647	647

Retained earnings
At beginning of year	7,346	11,128
Profit/(loss) attributable to ordinary shareholders	1,733	(5,963)
Ordinary dividends paid	(175)	-
Capital contribution	2,177	2,070
Actuarial gains/(losses) recognised in retirement benefit schemes
- gross	182	314
- tax	(103)	(204)
Share-based payments - tax	-	1

At end of year	11,160	7,346

Owners' equity at end of year	16,857	12,872

Condensed consolidated statement of changes in equity
for the year ended 31 December 2014

	2014	2013
	£m	£m

Non-controlling interests
At beginning of year	1,278	1,257
Currency translation adjustments and other movements	(34)	21
Equity withdrawn and disposals (1)	(850)	-

At end of year	394	1,278

Total equity at end of year	17,251	14,150

Total equity is attributable to:
Non-controlling interests	394	1,278
Ordinary shareholders	16,857	12,872

	17,251	14,150

Note:

(1)	Ulster Bank preference shares previously held by RBS plc Treasury transferred to NW Plc Treasury in December 2014.

Condensed consolidated cash flow statement
for the year ended 31 December 2014

	2014	2013
	£m	£m

Operating activities
Operating profit/(loss) before tax	2,577	(6,805)
Adjustments for non-cash items	(5,279)	6,123

Net cash outflow from trading activities	(2,702)	(682)
Changes in operating assets and liabilities	(13,401)	(2,975)

Net cash flows from operating activities before tax	(16,103)	(3,657)
Income taxes received/(paid)	25	(153)

Net cash flows from operating activities	(16,078)	(3,810)

Net cash flows from investing activities	(1,269)	300

Net cash flows from financing activities	995	1,708

Effects of exchange rate changes on cash and cash equivalents	221	(198)

Net decrease in cash and cash equivalents	(16,131)	(2,000)
Cash and cash equivalents at beginning of year	101,882	103,882

Cash and cash equivalents at end of year	85,751	101,882

Notes

1. Basis of preparation
The Group's condensed consolidated financial statements should be read in conjunction with the 2014 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern
The directors, having considered the Group's business activities and financial position and having made such enquiries as they considered appropriate, have prepared the financial statements on a going concern basis. They considered the financial statements of The Royal Bank of Scotland Group plc for the year ended 31 December 2014, approved on 25 February 2015, which were prepared on a going concern basis.

Restatements
On 27 February 2014, RBS Group announced the reorganisation of the previously reported operating divisions into three franchises. In addition, in order to present a more complete picture of funding, operational and business costs of the franchises and operating segments, certain reporting changes were implemented.

For further information on these changes refer to Note 7.

2. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 159 to 166 of the 2013 Annual Report and Accounts apart from the adoption of new and revised IFRSs that were effective from 1 January 2014:

'Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)' adds application guidance to IAS 32 to address inconsistencies identified in the application of the standard's criteria for offsetting financial assets and financial liabilities.

'Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27)' applies to investment entities; such entities should account for their subsidiaries (other than those that provide services related to the entity's investment activities) at fair value through profit or loss.

IFRIC 21 'Levies' provides guidance on accounting for levies payable to public authorities if certain conditions are met on a particular date.

IAS 36 'Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)' aligns IAS 36's disclosure requirements about recoverable amounts with IASB's original intentions.

IAS 39 'Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)' provides relief from discontinuing hedge accounting on novation of a derivative designated as a hedging instrument.

The implementation of these requirements has not had a material effect on the Group's financial statements.

Notes

2. Accounting policies(continued)

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; provisions for liabilities; deferred tax; loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 167 to 169 of the 2013 Annual Report and Accounts.

Recent developments in IFRS
In July 2014 the IASB published IFRS 9 'Financial Instruments'. IFRS 9 replaces the current financial instruments standard IAS 39, setting out new accounting requirements in a number of areas. First, there are revisions to the classification and measurement of financial instruments. There are new restrictions on the ability to account for financial assets at amortised cost and a prohibition on the bifurcation of embedded derivatives from financial assets. Accounting for financial liabilities is largely unchanged except for the treatment of changes in the fair value of liabilities designated as at fair value through profit or loss attributable to own credit risk; these are recognised in other comprehensive income. Secondly, there are amended requirements for hedge accounting designed to align the accounting more closely to the risk management framework and remove or simplify some of the rule-based requirements of IAS 39. The basic mechanics of hedge accounting: fair value, cash flow and net investment hedges are retained. Finally, there is a new approach to credit impairment provisions moving from IAS 39's incurred loss model to an expected loss model. An expected loss model will result in the recognition of credit impairment losses earlier than an incurred loss model. IFRS 9 is effective for periods beginning on or after 1 January 2018.

IFRS 9 makes major and fundamental changes to accounting for financial instruments. The Group is continuing its assessment of its effect on the Group's financial statements.

The IASB also published:
●	in January 2014 IFRS 14 'Regulatory Deferral Accounts' which permits costs that can be deferred in the presentation of regulatory accounts to be deferred also in accordance with IFRS.

●
in May 2014 IFRS 15 'Revenue from Contracts with Customers' effective from 1 January 2017 replacing IAS 11 'Construction Contracts', IAS 18 'Revenue' and several Interpretations. Contracts are bundled or unbundled into distinct performance obligations with revenue recognised as the obligations are met.

●
in May 2014 'Accounting for Acquisitions of interests in Joint Operations', an amendment to IFRS 11 'Joint Arrangements' to clarify that the donor of assets and liabilities to a joint operation should hold its continuing interest in them at the lower of cost and recoverable amount.

●
in May 2014 'Clarification of Acceptable Methods of Depreciation and Amortisation' amending IAS 16 'Property, Plant and Equipment and IAS 38 'Intangible Assets' to require any policy less prudent than straight line to be justified.

Notes

2. Accounting policies(continued)
Annual Improvements to IFRS 2012 - 2014 cycle was issued in September 2014 making a number of minor amendments to IFRS. Its effective date is 1 January 2016.

Amendments to IFRS 10 'Consolidated Financial Statements', IFRS 12 'Disclosure of Interests in Other Entities' and IAS 28 'Investments in Associates and Joint Ventures' were issued in September 2014 to clarify the accounting for sales between an investor, its associates or joint ventures, and in December 2014 to clarify the application of the investment entity consolidation exception.  Their effective date is 1 January 2016.

An amendment to IAS 1 'Presentation of Financial Statements' was issued in December 2014 to clarify the application of materiality to financial statements.  Its effective date is 1 January 2016.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

3. Operating expenses
	2014	2013
	£m	£m

Staff costs	1,668	1,683
Premises and equipment	280	375
Other administrative expenses (1)	3,775	6,488
Depreciation and amortisation	226	214
Write-down of goodwill and other intangible assets	-	2

	5,949	8,762

Note:

(1)	Other administrative expenses include Payment Protection Insurance costs and Interest Rate Hedging Products redress and related costs (as detailed below) and other litigation and conduct costs.

Payment Protection Insurance (PPI)

	2014	2013
	£m	£m

At beginning of period	555	499
Charge to income statement	440	534
Utilisations	(508)	(478)

At end of period	487	555

An additional charge of £440 million has been recognised for PPI in 2014 as a result of the expected persistency of customer complaint volumes. The cumulative charge in respect of PPI is £2.2 billion, of which £1.7 billion (77%) in redress and expenses had been utilised by 31 December 2014. Of the £2.2 billion cumulative charge, £2.0 billion relates to redress and £0.2 billion to administrative expenses.

Notes

3. Operating expenses (continued)
The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Single premium book past business review take up rate	49%	52%	+/-5	+/-34
Uphold rate (1)	90%	89%	+/-5	+/-15
Average redress	£1,700	£1,660	+/-5	+/-16

Note:

(1)	Uphold rate excludes claims where no PPI policy was held.

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost of administering the redress process. The Group expects the majority of the cash outflows associated with the remaining provision to have occurred by Q2 2016. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided. We will continue to monitor the position closely and refresh its assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), The Group agreed to provide redress to customers in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. An additional charge of £166 million has been recognised in 2014, principally reflecting a marginal increase in our redress experience compared to expectations and the cost of a small number of consequential loss claims over and above interest offered as part of basic redress. We have now agreed outcomes with the independent reviewer on all cases. A cumulative charge of £0.9 billion has been recognised, of which £0.7 billion relates to redress and £0.2 billion relates to administrative expenses. We continue to monitor the level of provision given the remaining uncertainties over the eventual cost of redress, including the cost of consequential loss claims.

	2014	2013
	£m	£m

At beginning of period	674	411
Charge to income statement	185	340
Releases to income statement	(19)	-
Utilisations	(574)	(77)

At end of period	266	674

Regulatory and legal actions
The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. Additional charges of £437 million in 2014 (2013 - £2,536 million) include provisions relating to investment advice in retail and private banking (£156 million) and provisions relating to packaged accounts (£112 million).

Notes

4. Pensions
The Group sponsors a number of pension schemes in the UK and overseas whose assets are independent of the Group's finances.

The Royal Bank of Scotland Group Pension Fund (the Main scheme), accounting for 93% (2013 - 93%) of the Group's retirement benefit obligations, was closed to new entrants in 2006. Since 2009, pensionable salary increases in the Main scheme and certain other UK and Irish schemes have been limited to 2% per annum or CPI inflation if lower. Also, with effect from 1 October 2012, the normal pension age for future benefits was increased to 65 unless members elected to make a contribution to maintain a normal pension age of 60. The Main scheme has members from RBS plc and other UK subsidiaries of RBSG as well as from the NatWest Group.

	2014	2013
Pension costs	£m	£m

Defined benefit schemes	242	261
Defined contribution schemes	34	27

Pension costs	276	288

	2014	2013
Net pension deficit	£m	£m

At 1 January	2,899	5,160
Currency translation and other adjustments	(26)	6
Income statement	242	261
Return on plan assets above recognised interest income	(4,848)	(1,022)
Experience gains and losses	(25)	(154)
Actuarial (gains)/losses due to changes in financial assumptions	4,282	624
Actuarial (gains)/losses due to changes in demographic assumptions	409	238
Contributions by employer	(804)	(504)
Settlement of liability with RBS plc	-	(1,710)

At 31 December	2,129	2,899

Net assets of schemes in surplus	(119)	(77)
Net liabilities of schemes in deficit	2,248	2,976

In 2014 the Group paid £0.8 billion (2013 - £0.5 billion) in employer contributions to the various pension schemes.  These cash contributions reflect the regular ongoing accrual of benefits and running costs of the schemes based on the IAS 19 accounting valuations, and also reflect additional contributions agreed with the trustees of those schemes which are in deficit, as part of the triennial actuarial funding valuation. £0.2 billion (2013 - £0.3 billion) of the employer contributions represented the P&L cost of the pension plans; the remainder of the contribution served to reduce the net liabilities of the schemes which on an IAS 19 basis fell from £2.9 billion in 2013 to £2.1 billion this year end (2013 - fell from £5.2 billion to £2.9 billion) as a result of the employer contributions and £0.2 billion (2013 - £0.3 billion) net actuarial and experience gains which are not reflected in the income statement.

Notes

4. Pensions (continued)
In May 2014, the triennial funding valuation of The Royal Bank of Scotland Group Pension Fund was agreed which showed that the value of the liabilities exceeded the value of assets by £5.6 billion at 31 March 2013, a ratio of 82%. To eliminate this deficit, RBS Group will pay annual contributions of £650 million from 2014 to 2016 and £450 million (indexed in line with inflation) from 2017 to 2023. These contributions are in addition to regular annual contributions of approximately £270 million in respect of the ongoing accrual of benefits as well as contributions to meet the expenses of running the scheme.

Interim valuations of the Group's pensions schemes under IAS 19 'Employee Benefits' were prepared at 31 December with the support of independent actuaries, using the following assumptions:

Principal actuarial assumptions (weighted average)	All schemes
	2014	2013
	%	%

Discount rate	3.6	4.5
Expected return on plan assets	3.6	4.5
Rate of increase in salaries	1.8	1.8
Rate of increase in pensions in payment	2.7	3.0
Inflation assumption	2.8	3.2

Post-retirement mortality assumptions (Main scheme)	2014	2013

Longevity at age 60 for current pensioners (years)
Males	28.0	27.6
Females	30.0	29.5

Longevity at age 60 for future pensioners currently aged 40 (years)
Males	29.3	28.6
Females	31.6	30.8

The Group discounts its defined benefit pension obligations at discount rates determined by reference to the yield on high quality corporate bonds.

The sterling yield curve (applied to 93% of the Group's defined benefit obligations) is constructed by reference to yields on 'AA' corporate bonds. Significant judgement is required when setting the criteria for bonds to be included in the population from which the yield curve is derived. The criteria include issue size, quality of pricing and the exclusion of outliers.

The assets of the Main scheme, which represent 94% of plan assets at 31 December 2014 (2013 - 93%), are invested in a diversified portfolio of quoted and private equity, government and corporate fixed-interest and index-linked bonds, and other assets including property and hedge funds.

Notes

4. Pensions (continued)
The Main scheme also employs derivative instruments, where appropriate, to achieve a desired asset class exposure or to match assets more closely to liabilities.

The table below sets out the sensitivities of the pension cost for the year and the present value of defined benefit obligations at 31 December to a change in the principal actuarial assumptions:

	All schemes
	(Decrease)/Increase
	in pension cost for year		in obligation at 31 December
	2014	2013	2014	2013
	£m	£m	£m	£m

0.25% increase in the discount rate	(73)	(72)	(1,579)	(1,271)
0.25% increase in inflation	58	56	1,228	955
0.25% additional rate of increase pensions in payment	46	45	1,049	808
0.25% additional rate of increase in deferred pensions	22	19	417	345
0.25% additional rate of increase in salaries	12	12	125	104
Longevity increase of one year	41	37	1,044	765

5.Loan impairment provisions
Operating profit is stated after loan impairment releases of £1,247 million (2013 - £5,405 million losses). The balance sheet loan impairment provisions decreased in the year ended 31 December 2014 from £17,972 million to £13,908 million and the movements thereon were:

	2014	2013
	£m	£m

At beginning of year	17,972	14,391
Currency translation and other adjustments	(641)	104
Amounts written-off	(2,071)	(1,690)
Recoveries of amounts previously written-off	52	38
(Release)/charge to income statement	(1,247)	5,405
Unwind of discount (recognised in interest income)	(157)	(276)

At end of year	13,908	17,972

There are no provisions at 31 December 2014 or 2013 in respect of loans and advances to banks.

The (release)/charge to the income statement in the table above excludes £2 million release (2013 - £2 million charge) relating to securities.

Notes

5.Loan impairment provisions (continued)

Risk elements in lending
Risk elements in lending (REIL) comprises impaired loans and accruing loans past due 90 days or more as to principal or interest. Impaired loans are all loans (including loans subject to forbearance) for which an impairment provision has been established; for collectively assessed loans, impairment loss provisions are not allocated to individual loans and the entire portfolio is included in impaired loans. Accruing loans past due 90 days or more comprise loans past due 90 days where no impairment loss is expected.

REIL decreased by £5,230 million in the year ended 31 December 2014 to £19,834 million and the movements thereon were:

	2014	2013
	£m	£m

At beginning of year	25,064	25,435
Currency translation and other adjustments	(960)	340
Additions	2,975	5,752
Transfers (1)	(200)	(274)
Transfers to performing book and repayments	(4,974)	(4,499)
Amounts written-off	(2,071)	(1,690)

At end of year	19,834	25,064

Note:

(1)	Transfers between REIL and potential problem loans.

Provision coverage of REIL was 70% at 31 December 2014 (2013 - 72%).

Notes

6. Tax
The actual tax (charge)/credit differs from the expected tax (charge)/credit computed by applying the standard rate of UK corporation tax of 21.5% (2013 - 23.25%) as follows:

	2014	2013
	£m	£m

Profit/(loss) before tax	2,577	(6,805)

Expected tax (charge)/credit	(554)	1,582
Losses in period where no deferred tax asset recognised	(4)	(496)
Foreign profits taxed at other rates	119	(133)
UK tax rate change impact	-	(49)
Items not allowed for tax
- losses on disposals and write-downs	(4)	-
- regulatory and legal actions	(4)	(53)
- other disallowable items	(70)	(76)
Non taxable items	65	9
Taxable foreign exchange movements	2	(2)
Losses brought forward and utilised	204	-
(Reduction)/increase in carrying value of deferred tax asset in respect of :
- US losses and temporary differences	(775)	-
- Ireland losses	153	-
Adjustments in respect of prior periods	24	60

Actual tax (charge)/credit	(844)	842

The tax charge in the year ended 31 December 2014 reflects a reduction in the carrying value of the deferred tax asset in respect of US temporary differences (£775 million) reflecting the impact of the decision to scale-back the CIB operations, partially offset by an increase to the carrying value of the deferred tax asset in respect of Irish tax losses and the benefit of previously unrecognised Irish tax losses being offset against profits arising in Ireland during the period.

The Group has recognised a deferred tax asset at 31 December 2014 of £1,361 million (2013 - £2,253 million) and a deferred tax liability at 31 December 2014 of £2 million (2013 - £2 million). These balances include £768 million (2013 - £718 million) relating to carried forward trading losses in the UK.

Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. In his 2014 Autumn Statement, the UK Chancellor of the Exchequer announced proposals to restrict the use of losses carried forward by UK banks to a maximum of 50% of profits in periods from April 2015 onwards.  A longer recovery period of the deferred tax asset associated with UK tax losses will therefore arise, assuming that these proposals are enacted by Parliament in 2015.  International Accounting Standards require the recoverability of deferred tax assets to be considered by reference to legislation in force at the balance sheet reporting date.

The Group has considered the carrying value of the deferred tax asset as at 31 December 2014 and concluded that it is recoverable based on future profit projections. The proposed UK tax law change referred to above, if enacted, is not expected to have a material impact on the recovery period of the deferred tax asset.

Notes

7. Segmental analysis
In 2014, the previously reported operating divisions were reorganised into three franchises:

●	Personal & Business Banking (PBB), comprising two reportable segments, UK Personal & Business Banking, including Williams & Glyn, (UK PBB) and Ulster Bank.

●	Commercial & Private Banking (CPB), comprising two reportable segments, Commercial Banking and Private Banking.

●	Corporate & Institutional Banking (CIB), a single reportable segment.

RBS Capital Resolution (RCR) was established with effect from 1 January 2014 by the transfer of capital intensive and higher risk assets from existing divisions. Non-Core was dissolved on 31 December 2013. No business lines moved to RCR and so comparative data have not been restated.

The Group will continue to manage and report RBS Capital Resolution (RCR) separately until disposal or wind-down.

Reporting changes
Anumber of previously reported reconciling items (PPI costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions and restructuring costs) have now been allocated to the reportable segments.

As part of its internal reorganisation, the Group has also centralised all services and functions. The costs relating to Services and Functions previously reported as direct expenses in the divisions are now reallocated to businesses using appropriate drivers and reported as indirect expenses in the segmental income statements.

Comparatives have been restated accordingly.

Analysis of operating profit/(loss)	2014	2013*
	£m	£m

UK Personal & Business Banking	915	664
Ulster Bank	666	(1,552)

Personal & Business Banking	1,581	(888)

Commercial Banking	649	98
Private Banking	261	21

Commercial & Private Banking	910	119

Corporate & Institutional Banking	(173)	(1,893)
Central items	(955)	(1,238)
RCR	1,214	n/a
Non-Core	n/a	(3,144)

Non-statutory basis	2,577	(7,044)

Reconciling item:
Gain on redemption of own debt	-	239

Statutory basis	2,577	(6,805)

*Restated

Notes

7. Segmental analysis (continued)

	2014			2013*
	External	Inter	Total	External	Inter	Total
Total revenue		segment			segment
	£m	£m	£m	£m	£m	£m

UK Personal & Business Banking	4,740	7	4,747	4,689	8	4,697
Ulster Bank	887	-	887	1,084	4	1,088

Personal & Business Banking	5,627	7	5,634	5,773	12	5,785

Commercial Banking	1,356	1	1,357	1,417	2	1,419
Private Banking	1,017	70	1,087	1,159	69	1,228

Commercial & Private Banking	2,373	71	2,444	2,576	71	2,647

Corporate & Institutional Banking	936	135	1,071	1,147	127	1,274
Central items	438	112	550	1,294	105	1,399
RCR	323	8	331	n/a	n/a	n/a
Non-Core	n/a	n/a	n/a	287	-	287

Non-statutory basis	9,697	333	10,030	11,077	315	11,392
Eliminations	-	(333)	(333)	-	(315)	(315)

	9,697	-	9,697	11,077	-	11,077

Reconciling item:
Gain on redemption of own debt	-	-	-	239	-	239

Statutory basis	9,697	-	9,697	11,316	-	11,316

*Restated

			2014		2013*
			Assets	Liabilities	Assets	Liabilities
Total assets and liabilities			£m	£m	£m	£m

UK Personal & Business Banking			86,620	109,993	81,249	106,868
Ulster Bank			34,978	31,465	37,470	34,805

Personal & Business Banking			121,598	141,458	118,719	141,673

Commercial Banking			36,909	53,016	37,678	58,577
Private Banking			32,408	30,280	33,819	31,689

Commercial & Private Banking			69,317	83,296	71,497	90,266

Corporate & Institutional Banking			98,998	41,988	133,549	69,862
Central items			14,854	23,707	23,931	35,026
RCR			4,177	1,244	n/a	n/a
Non-Core			n/a	n/a	5,764	2,483

Total			308,944	291,693	353,460	339,310

*Restated

Notes

8. Contingent liabilities and commitments
	2014	2013
	£m	£m

Contingent liabilities
Guarantees and assets pledged as collateral security	1,677	2,172
Other	1,237	1,422

	2,914	3,594

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	49,631	49,761
Other	159	89

	49,790	49,850

Contingent liabilities and commitments	52,704	53,444

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

9. Litigation, investigations and reviews
NatWest and other members of the RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the United Kingdom, the European Union, the United States and other jurisdictions.

The RBS Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations and regulatory and governmental matters in which the RBS Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations and regulatory and governmental matters as at 31 December 2014 (see Note 3). The aggregate provisions for litigation and regulatory proceedings recognised in 2014 were £437 million. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised.

In many proceedings, it is not possible to determine whether any loss is probable or to estimate the amount of any loss. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can be reasonably estimated for any claim. The RBS Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

Notes

9. Litigation, investigations and reviews (continued)
There are also situations where the RBS Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which the RBS Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group may not be directly involved in all of the following litigation, investigations and reviews but due to the potential implications to the RBS Group of such litigation, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on the Group. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that the RBS Group has recognised for that matter.

Other than those discussed below, no member of the Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate.

Litigation

Shareholder litigation (US)
RBSG and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in a purported class action filed in the United States District Court for the Southern District of New York involving holders of American Depositary Receipts (the ADR claims).

A consolidated amended complaint asserting claims under Sections 10 and 20 of the US Securities Exchange Act of 1934 and Sections 11, 12 and 15 of the Securities Act was filed in November 2011 on behalf of all persons who purchased or otherwise acquired RBSG's American Depositary Receipts (ADRs) from issuance through 20 January 2009. In September 2012, the Court dismissed the ADR claims with prejudice. In August 2013, the Court denied the plaintiffs' motions for reconsideration and for leave to re-plead their case. The plaintiffs appealed the dismissal of this case to the Second Circuit Court of Appeals and that appeal was heard on 19 June 2014.  A decision in respect of the appeal has not yet been issued.

Shareholder litigation (UK)
Between March and July 2013, claims were issued in the High Court of Justice of England and Wales by sets of current and former shareholders, against the RBS Group (and in one of those claims, also against certain former individual officers and directors) alleging that untrue and misleading statements and/or improper omissions were made in connection with the rights issue announced by the RBS Group on 22 April 2008 in breach of the Financial Services and Markets Act 2000. In July 2013 these and other similar threatened claims were consolidated by the Court via a Group Litigation Order. The RBS Group's defence to the claims was filed on 13 December 2013. Since then, further High Court claims have been issued against the RBS Group under the Group Litigation Order. At a case management conference in December 2014 the judge ordered that trial commence in December 2016.

Notes

9. Litigation, investigations and reviews (continued)

Other securitisation and securities related litigation in the United States
RBS Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses. These cases include actions by individual purchasers of securities and purported class action suits. Together, the pending individual and class action cases involve the issuance of more than US$46 billion of mortgage-backed securities (MBS) issued primarily from 2005 to 2007. In general, plaintiffs in these actions claim that certain disclosures made in connection with the relevant offerings contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the securities were issued. RBS Group companies remain as defendants in more than 30 lawsuits brought by purchasers of MBS, including the purported class action identified below.

Among these MBS lawsuits are two cases filed in September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of MBS for which RBS Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$9.5 billion were outstanding at 31 December 2014 with cumulative write downs to date of approximately US$1.09 billion (being the recognised loss of principal value suffered by security holders). In September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case. Discovery is ongoing and is scheduled to be substantially completed by the end of 2015.

The other remaining FHFA lawsuit that involves the RBS Group (in which the primary defendant is Nomura Holding America Inc. and subsidiaries) names RBS Securities Inc. as a defendant by virtue of the fact that it was an underwriter of some of the securities at issue. Trial in this matter is scheduled to commence in March 2015 in the United States District Court for the Southern District of New York. Three other FHFA lawsuits (against JP Morgan, Morgan Stanley and Countrywide) in which RBS Securities Inc. was an underwriter defendant were settled without any contribution from RBS Securities Inc. On 19 June 2014, another FHFA lawsuit in which RBS Securities Inc. was an underwriter defendant (against Ally Financial Group) was settled by RBS Securities Inc. by payment of US$99.5 million.

Other MBS lawsuits against RBS Group companies include three cases filed by the National Credit Union Administration Board (on behalf of US Central Federal Credit Union, Western Corporate Federal Credit Union, Southwest Corporate Federal Credit Union, and Members United Corporate Federal Credit Union), five cases filed by the Federal Home Loan Banks of Boston, Chicago, Seattle and San Francisco, and a case filed by the Commonwealth of Virginia on behalf of the Virginia Retirement System.

RBS Group companies are also defendants in a purported MBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al., which remains pending in the United States District Court for the Southern District of New York.

Notes

9. Litigation, investigations and reviews (continued)
The status of the previously disclosed settlements in the other MBS class actions in which RBS Group companies were defendants is as follows: In re IndyMac Mortgage-Backed Securities Litigation (final court approval of settlement granted in February 2015). New Jersey Carpenters Vacation Fund et al. v. The Royal Bank of Scotland plc et al. (final court approval of the settlement granted in November 2014), and Luther v. Countrywide Financial Corp. et al. and related class action cases (final court approval of the settlement granted in December 2013). In the latter matter, several members of the settlement class are appealing the court-approved settlement to the United States Court of Appeals for the Ninth Circuit.

Certain other claims on behalf of public and private institutional investors have been threatened against the RBS Group in connection with various mortgage-related offerings. The RBS Group cannot predict whether any of these threatened claims will be pursued, but expects that several may. If such claims are asserted and were successful, the amounts involved may be material.

In many of the securitisation and securities related cases in the US, the RBS Group has or will have contractual claims to indemnification from the issuers of the securities (where an RBS Group company is underwriter) and/or the underlying mortgage originator (where an RBS Group company is issuer). The amount and extent of any recovery on an indemnification claim, however, is uncertain and subject to a number of factors, including the ongoing creditworthiness of the indemnifying party a number of whom are or may be insolvent.

London Interbank Offered Rate (LIBOR)
Certain members of the RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of the RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.  Over 35 other USD LIBOR-related actions involving the RBS Group, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated.  Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court.  On 21 January 2015, the U.S. Supreme Court held in Gelboim v. Bank of America Corp. that plaintiffs in the class action on behalf of corporate debt purchasers do not need to wait until there is a final judgment in the coordinated proceeding before they can appeal the dismissal of their antitrust claims to the United States Court of Appeals for the Second Circuit.

Notes

9. Litigation, investigations and reviews (continued)
Certain members of the RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR (the "Yen action"), (ii) Euribor, and (iii) Swiss Franc LIBOR, all three of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the Yen action dismissed the plaintiffs' antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting the RBS Group are set out under 'Investigations and reviews' on page 28.

ISDAFIX antitrust litigation
Beginning in September 2014, RBS plc and a number of other financial institutions were named as defendants in several purported class action complaints (now consolidated into one complaint) alleging manipulation of USD ISDAFIX rates, to the detriment of persons who entered into transactions that referenced those rates.  The complaints were filed in the United States District Court for the Southern District of New York and contain claims for unjust enrichment and violations of the U.S. antitrust laws and the Commodities Exchange Act. This matter is subject to pre-discovery motions to dismiss some or all of the claims against the defendants.

FX antitrust litigation
Certain members of the RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action on behalf of U.S.-based plaintiffs that is pending in the United States District Court for the Southern District of New York. The plaintiffs in this action allege that the defendants violated the U.S. antitrust laws by conspiring to manipulate the foreign exchange market by manipulating benchmark foreign exchange rates. On 28 January 2015, the court denied the defendants' motion to dismiss this action.  On the same day, the court dismissed two similar class action complaints that had been filed on behalf of non-U.S. plaintiffs in Norway and South Korea on the principal ground that such claims are barred by the Foreign Trade Antitrust Improvements Act. On 23 February 2015, an additional class action complaint was filed in the United States District Court for the Southern District of New York on behalf of investors that transacted in exchange-traded foreign exchange futures contracts and/or options on foreign exchange futures contracts.  The complaint contains allegations that are substantially similar to those contained in the consolidated antitrust class action, and it asserts both antitrust claims and claims under the Commodities Exchange Act.

Thornburg adversary proceeding
RBS Securities Inc. and certain other RBS Group companies, as well as several other financial institutions, are defendants in an adversary proceeding filed in the U.S. bankruptcy court in Maryland by the trustee for TMST, Inc. (formerly known as Thornburg Mortgage, Inc.). The trustee seeks recovery of transfers made under certain restructuring agreements as, among other things, avoidable fraudulent and preferential conveyances and transfers. On 25 September 2014, the Court largely denied the defendants' motion to dismiss this matter and as a result, discovery has commenced.

Notes

9. Litigation, investigations and reviews (continued)

Interest rate hedging products
The RBS Group is dealing with a large number of active litigation claims in the UK in relation to the sale of interest rate hedging products. In general claimants allege that the relevant interest rate hedge products were mis-sold to them, with some also alleging the RBS Group made misrepresentations in relation to LIBOR. Claims have been brought by customers who are being considered under the UK Financial Conduct Authority (FCA) redress programme, as well as customers who are outside of the scope of that programme. The RBS Group is encouraging those customers that are eligible to seek redress under the FCA redress programme to participate in that programme. The RBS Group remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Weiss v. National Westminster Bank PLC
NatWest is defending a lawsuit filed by a number of United States nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel.  The plaintiffs allege that NatWest is liable for damages arising from those attacks pursuant to the U.S. Antiterrorism Act because NatWest previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.  On 28 March 2013, the trial court (the United States District Court for the Eastern District of New York) granted summary judgment in favour of NatWest on the issue of scienter, but on 22 September 2014, that summary judgment ruling was vacated by the United States Court of Appeals for the Second Circuit.  The appeals court returned the case to the trial court for consideration of NatWest's other asserted grounds for summary judgment and, if necessary, for trial.

Investigations and reviews
The Group's businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the United Kingdom, the European Union (EU), the United States and elsewhere. Members of the RBS Group have engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, competition, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by the RBS Group, remediation of systems and controls, public or private censure, restriction of the RBS Group's business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on the RBS Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

Notes

9. Litigation, investigations and reviews (continued)
The RBS Group is co-operating fully with the investigations and reviews described below.

LIBOR and other trading rates
In February 2013, the RBS Group announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. The RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR. In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

In February 2014, the RBS Group paid settlement penalties of approximately EUR 260 million and EUR 131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively.

In July 2014, RBS plc and RBS N.V. entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS plc and RBS N.V. undertake in the Enforceable Undertaking to (a) comply with existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS plc's and RBS N.V.'s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS plc and RBS N.V. also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that the RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. The RBS Group agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation. Also on 21 October 2014, the EC announced its findings that the RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, the RBS Group received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC's ongoing investigation.

Notes

9. Litigation, investigations and reviews (continued)
The RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. The RBS Group is providing information and documents to the CFTC and the DOJ as part of an investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. The RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, the RBS Group cannot estimate reliably what effect, if any, the outcome of these investigations may have on the RBS Group.

Foreign exchange related investigations
In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in the bank's Foreign Exchange businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and $290 million to the CFTC to resolve the investigations. Payment of the fines was made on 19 November 2014.

As previously disclosed, the RBS Group remains in discussions with other governmental and regulatory authorities on similar issues relating to failings in the Bank's Foreign Exchange business within its CIB segment, including settlement discussions regarding the criminal investigation being conducted by the DOJ and certain other financial regulatory authorities. The timing and amounts of any further settlements and related litigation risks and consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions.

Technology incident in June 2012
In June 2012, the RBS Group was affected by a technology incident, as a result of which the processing of certain customer accounts and payments were subject to considerable delay. The RBS Group agreed to reimburse customers for any loss suffered as a result of the incident and the Group made a provision of £120 million in 2012.

In April 2013, the FCA announced that it had commenced an enforcement investigation into the incident. This was a joint investigation conducted by the FCA together with the UK Prudential Regulation Authority (PRA). Enforcement proceedings were then commenced. On 20 November 2014, the RBS Group announced that it had reached agreement with the FCA and the PRA over failings in relation to the incident.  The RBS Group agreed a penalty of £42 million with the FCA and £14 million with the PRA.  Separately the Central Bank of Ireland initiated an investigation and issued enforcement proceedings against Ulster Bank Ireland Limited (UBIL), an RBS Group company.  On 12 November 2014, the Central Bank of Ireland announced that it had fined UBIL EUR3.5 million in relation to its investigation.

Notes

9. Litigation, investigations and reviews (continued)

Interest rate hedging products
In June 2012, following an industry wide review, the FSA announced that the RBS Group and other UK banks had agreed to a redress exercise and past business review in relation to the sale of interest rate hedging products to some small and medium sized businesses who were classified as retail clients or private customers under FSA rules. In January 2013, the FSA issued a report outlining the principles to which it wished the RBS Group and other UK banks to adhere in conducting the review and redress exercise. This exercise is being scrutinised by an independent reviewer, who is reviewing and approving all redress outcomes, and the FCA is overseeing this.

The RBS Group has reached agreement with the independent reviewer in relation to redress outcomes for in scope customers. The RBS Group and the independent reviewer are now focussing on customer responses to review outcomes, securing acceptance of offers and assessing ancillary issues such as consequential loss claims. The FCA has announced that the review and redress exercise will be closed to new entrants on 31 March 2015.

The Central Bank of Ireland also requested UBIL, along with a number of Irish banks, to undertake a similar exercise and past business review in relation to the sale of interest rate hedging products to retail designated small and medium sized businesses in the Republic of Ireland.  The RBS Group also agreed to undertake a similar exercise and past business review in respect of relevant customers of RBS International. The review of the sale of interest rate hedging products to eligible RBS International customers is complete, and the review of the sale of interest rate hedging products to eligible Republic of Ireland customers is expected to be completed during Q1 2015.

The Group has made provisionsin relation to the above redress exercises totalling £0.9 billion to date for these matters, including £0.2 billion in 2014, of which £0.6 billion had been utilised at 31 December 2014.

FSA mystery shopping review
In February 2013, the FSA announced the results of a mystery shopping review it undertook into the investment advice offered by banks and building societies to retail clients. As a result of that review the FSA announced that firms involved were cooperative and agreed to take immediate action. The RBS Group was one of the firms involved.

The action required included a review of the training provided to advisers, considering whether changes are necessary to advice processes and controls for new business, and undertaking a past business review to identify any historic poor advice (and where breaches of regulatory requirements are identified, to put this right for customers).

Notes

9. Litigation, investigations and reviews (continued)
Subsequent to the FSA announcing the results of its mystery shopping review, the FCA has required the RBS Group to carry out a past business review and customer contact exercise on a sample of historic customers that received investment advice on certain lump sum products through the UK Financial Planning channel of the Personal & Business Banking (PBB) segment of the RBS Group, which includes RBS plc and NatWest, during the period from March 2012 until December 2012. This review is being conducted under section 166 of the Financial Services and Markets Act, under which a skilled person has been appointed to carry out the exercise.  Redress is currently being offered to certain customers in this sample group.  In addition, the RBS Group has agreed with the FCA that it will carry out a remediation exercise for a specific customer segment who who were sold a particular structured product, in response to concerns raised by the FCA with regard to (a) the target market for the product and (b) how the product may have been described to customers by certain advisers. A pilot customer communications exercise to certain cohorts of customers was undertaken between November 2014 and January 2015 with a further communication exercise to the remaining cohorts due to be completed by mid 2015.

Card Protection Plan Limited
In August 2013, the FCA announced that Card Protection Plan Limited and 13 banks and credit card issuers, including the RBS Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers. The closing date before which any claims under the compensation scheme must have been submitted has now passed and only exceptional cases will be dealt with prior to a final closure date for the scheme of 28 February 2015. The RBS Group has made appropriate provision based on its estimate of ultimate exposure.

Packaged accounts
As a result of an uplift in packaged account complaints, the RBS Group has proactively put in place dedicated resource to investigate and resolve complaints on an individual basis.

FCA review of GRG treatment of SMEs
In November 2013, a report by Lawrence Tomlinson, entrepreneur in residence at the UK Government's Department for Business Innovation and Skills, was published (Tomlinson Report). The Tomlinson Report was critical of the RBS Group's Global Restructuring Group's treatment of SMEs. The Tomlinson Report was passed to the PRA and FCA. Shortly thereafter, the FCA announced that an independent skilled person would be appointed under Section 166 of the Financial Services and Markets Act to review the allegations in the Tomlinson Report. On 17 January 2014, Promontory Financial Group and Mazars were appointed as the skilled person. The RBS Group is fully cooperating with the FCA in its investigation.

Separately, in November 2013 the RBS Group instructed the law firm Clifford Chance to conduct an independent review of the principal allegation made in the Tomlinson Report: the RBS Group's Global Restructuring Group was alleged to be culpable of systematic and institutional behaviour in artificially distressing otherwise viable businesses and through that putting businesses into insolvency. Clifford Chance published its report on 17 April 2014 and concluded that there was no evidence to support the principal allegation.

Notes

9. Litigation, investigations and reviews (continued)
A separate independent review of the principal allegation, led by Mason Hayes & Curran, Solicitors, was conducted in the Republic of Ireland. The report was published in December 2014 and found no evidence to support the principal allegation.

Multilateral interchange fees
On 11 September 2014, the Court of Justice upheld earlier decisions by the EU Commission and the General Court that MasterCard's multilateral interchange fee (MIF) arrangements for cross border payment card transactions with MasterCard and Maestro branded consumer credit and debit cards in the EEA are in breach of competition law.

In April 2013, the EC announced it was opening a new investigation into interchange fees payable in respect of payments made in the EEA by MasterCard cardholders from non-EEA countries.

In May 2013, the EC announced it had reached an agreement with Visa regarding immediate cross border credit card MIF rates. This agreement has now been market tested and was made legally binding on 26 February 2014. The agreement is to last for four years.

In addition, the EC has proposed a draft regulation on interchange fees for card payments. The draft regulation is subject to a consultation process, prior to being finalised and enacted. It is currently expected that the regulation will be enacted during the first half of 2015. The current draft regulation proposes the capping of both cross-border and domestic MIF rates for debit and credit consumer cards. The draft regulation also sets out other proposals for reform including to the Honour All Cards Rule so merchants will be required to accept all cards with the same level of MIF but not cards with different MIF levels.

In the UK, the Office of Fair Trading (OFT) had previously opened investigations into domestic interchange fees applicable in respect of Visa and MasterCard consumer and commercial credit and debit card transactions. On 4 November 2014, the successor body to the OFT, the Competition & Markets Authority (CMA), announced that it would not proceed with its investigations. The CMA took this decision primarily based on the expected implementation of the draft EC regulation on interchange fees for card payments, coupled with some commitments made by Visa and MasterCard around its implementation in the UK. Whilst not currently proceeding, the CMA's investigations do formally remain open and CMA has noted that, if the EC regulation on interchange fees did not address its concerns, it would then look again at continuing with its investigations.

The outcomes of these ongoing investigations, proceedings and proposed regulation are not yet known, but they may have a material adverse effect on the structure and operation of four party card payment schemes in general and, therefore, on the RBS Group's business in this sector.

Notes

9. Litigation, investigations and reviews (continued)

Payment Protection Insurance
Since 2011, the RBS Group has been implementing a policy statement agreed with the FCA for the handling of complaints about the mis-selling of Payment Protection Insurance (PPI). The Group has made provisions totalling £2.2 billion to date for this matter, including £0.4 billion in 2014, of which £1.7 billion has been utilised at 31 December 2014.

Retail banking - EC
Since initiating an inquiry into retail banking in the EU in 2005, the EC continues to keep retail banking under review. In late 2010 the EC launched an initiative pressing for greater transparency of bank fees and is currently proposing to legislate for increased harmonisation of terminology across Member States. The RBS Group cannot predict the outcome of these actions at this stage.

UK personal current accounts / retail banking
Following the OFT's publication of a market study report into the Personal Current Account (PCA) market in July 2008, the OFT launched a follow up review of the PCA market in July 2012. This review was intended to consider whether certain initiatives agreed by the OFT with banks in light of the July 2008 report, primarily around transparency, unarranged overdrafts and customers in financial difficulty, had been successful and whether the market should be referred to the Competition Commission (CC) for a fuller market investigation.

The OFT's PCA report following this July 2012 launch was published in January 2013. The OFT acknowledged some specific improvements in the market since its last review but concluded that further changes were required to tackle ongoing concerns, including a lack of switching, the ability of consumers to compare products and the complexity of overdraft charges. The OFT decided not to refer the market to the CC but said that it expected to return to the question of a referral to the CC in 2015, or earlier. The OFT also announced that it would be carrying out behavioural economic research on the way consumers make decisions and engage with retail banking service, and would study the operation of payment systems as well as the SME banking market.

On 11 March 2014, the successor body to the OFT and CC, the CMA, announced that in addition to its pending SME review (see below), it would be undertaking an update of the OFT's 2013 PCA review. On 18 July 2014 the CMA published its preliminary findings in respect of both the PCA and SME market studies. The CMA provisionally decided to make a market investigation reference (MIR) for both the PCA and SME market studies. The provisional decision on both PCAs and SMEs was then subject to a consultation period until 17 September 2014. Following this period of consultation, on 6 November 2014, the CMA made its final decision to proceed with a MIR.  The MIR will be a wide-ranging 18-24 month Phase 2 inquiry but at this stage it is not possible to estimate potential impacts on the RBS Group.

Notes

9. Litigation, investigations and reviews (continued)

SME banking market study
The OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. Following a consultation on the scope of the market study, the OFT published an update paper on 27 September 2013 setting out its proposed scope. On 11 March 2014, the OFT set out some competition concerns on SME banking and also announced that its successor body, the CMA, would continue the review. As discussed above, the CMA has decided to make a MIR for the SME market study in addition to the PCA study. As regards SMEs, the CMA concluded that it would be more appropriate to make a MIR than accept a set of undertakings in lieu put forward by the RBS Group, Barclays, HSBC and Lloyds. Alongside the MIR, the CMA will also be reviewing the previous undertakings given following the CC's investigation into SME banking in 2002 and whether these undertakings need to be varied. At this stage it is not possible to estimate potential impacts on the RBS Group.

FCA Wholesale Sector Competition Review
On 9 July 2014, the FCA launched a review of competition in the wholesale sector to identify any areas which may merit further investigation through an in-depth market study.

The initial review was an exploratory exercise and focussed primarily on competition in wholesale securities and investment markets, and related activities such as corporate banking. It commenced with a three month consultation exercise, including a call for inputs from stakeholders. Following this consultation period, the FCA published its feedback statement on 19 February 2015.  The FCA now intends to undertake a market study into investment and corporate banking (to launch in Spring 2015) and potentially into asset management (to launch late 2015 if undertaken).

Credit default swaps (CDS) investigation
The RBS Group is a party to the EC's antitrust investigation into the CDS information market. The RBS Group has received and responded to a Statement of Objections from the EC and continues to co-operate fully with the EC's ongoing investigation. In general terms, the EC has raised concerns that a number of banks, Markit and ISDA may have jointly prevented exchanges from entering the CDS market. At this stage, the RBS Group cannot estimate reliably what effect the outcome of the investigation may have on the RBS Group, which may be material. Discovery is underway.

Securitisation and collateralised debt obligation business
In the United States, the RBS Group is involved in reviews, investigations and proceedings (both formal and informal) by federal and state governmental law enforcement and other agencies and self-regulatory organisations, including the DOJ and various other members of the RMBS Working Group of the Financial Fraud Enforcement Task Force relating to, among other things, issuance, underwriting and trading in mortgage-backed securities, collateralised debt obligations (CDOs), and synthetic products. In connection with these inquiries, RBS Group companies have received requests for information and subpoenas seeking information about, among other things, the structuring of CDOs, financing to loan originators, purchase of whole loans, sponsorship and underwriting of securitisations, due diligence, representations and warranties, communications with ratings agencies, disclosure to investors, document deficiencies, trading activities and practices and repurchase requests.

Notes

9. Litigation, investigations and reviews (continued)
In November 2013, the RBS Group announced that it had settled with the US Securities and Exchange Commission (SEC) over its investigation of RBS Securities Inc. relating to due diligence conducted in connection with a 2007 offering of residential mortgage-backed securities and corresponding disclosures. Pursuant to the settlement, RBS Securities Inc., without admitting or denying the SEC's allegations, consented to the entry of a final judgment ordering certain relief, including an injunction and the payment of approximately US$153 million in disgorgement, penalties, and interest. The settlement was subsequently approved by the United States District Court for the District of Connecticut. The RBS Group co-operated fully with the SEC throughout the investigation.

In 2007, the New York State Attorney General issued subpoenas to a wide array of participants in the securitisation and securities industry, focusing on the information underwriters obtained from the independent firms hired to perform due diligence on mortgages. The RBS Group completed its production of documents requested by the New York State Attorney General in 2008, principally producing documents related to loans that were pooled into one securitisation transaction. In May 2011, the New York State Attorney General requested additional information about the RBS Group's mortgage securitisation business and, following the formation of the RMBS Working Group, has focused on the same or similar issues as the other state and federal RMBS Working Group investigations described above. The investigation is ongoing and the RBS Group continues to respond to requests for information.

US mortgages - loan repurchase matters
The RBS Group's CIB business in North America has been a purchaser of non-agency US residential mortgages in the secondary market, and an issuer and underwriter of non-agency residential mortgage-backed securities (RMBS). CIB did not originate or service any US residential mortgages and it was not a significant seller of mortgage loans to government sponsored enterprises (GSEs) (e.g. the Federal National Mortgage Association and the Federal Home Loan Mortgage Association).

In issuing RMBS, CIB generally assigned certain representations and warranties regarding the characteristics of the underlying loans made by the originator of the residential mortgages; however, in some circumstances, CIB made such representations and warranties itself. Where CIB has given those or other representations and warranties (whether relating to underlying loans or otherwise), CIB may be contractually required to repurchase such loans or indemnify certain parties against losses for certain breaches of such representations and warranties. In certain instances where it is required to repurchase loans or related securities, CIB may be able to assert claims against third parties who provided representations or warranties to CIB when selling loans to it, although the ability to recover against such parties is uncertain. Between the start of 2009 and 31 December 2014, CIB received approximately US$741 million in repurchase demands in respect of loans made primarily from 2005 to 2008 and related securities sold where obligations in respect of contractual representations or warranties were undertaken by CIB. However, repurchase demands presented to CIB are subject to challenge and rebuttal by CIB.

The RBS Group cannot currently estimate what the ultimate exposure may be with respect to repurchase demands. Furthermore, the RBS Group is unable to estimate the extent to which the matters described above will impact it, and future developments may have an adverse impact on the Group's net assets, operating results or cash flows in any particular period.

Notes

9. Litigation, investigations and reviews (continued)

Governance and risk management consent order
In July 2011, the RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, the RBS Group agreed to create the following written plans or programmes:

●
a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of the RBS Group's U.S. operations on an enterprise-wide and business line basis,

●	an enterprise-wide risk management programme for the RBS Group's U.S. operations,
●	a plan to oversee compliance by the RBS Group's U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance,
●	a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis,
●	a plan to improve the U.S. Branches' compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve,
●
a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations, and

●	a plan designed to enhance the U.S. Branches' compliance with OFAC requirements.

The Governance Order (which is publicly available) identified specific items to be addressed, considered, and included in each proposed plan or programme. The RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to fully comply with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. The RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with the RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for the RBS Group's U.S. operations. The RBS Group continues to test the effectiveness of the remediation efforts undertaken by the RBS Group to ensure they are sustainable and meet regulators' expectations. Furthermore, the RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

The RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. The RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

Notes

9. Litigation, investigations and reviews (continued)

US dollar processing consent order
In December 2013 RBSG and RBS plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc's historical compliance with US economic sanction regulations outside the US.  As part of the settlement, RBSG and RBS plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed.  The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. The RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by the RBS Group's global business lines outside of the United States, and to adopt, implement, and comply with the programme.  Prior to and in connection with the US Dollar Processing Order, the RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures. The RBS Group also agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of U.S. dollar payments.

US/Swiss tax programme
In August 2013, the DOJ announced a programme for Swiss banks (the Programme), to settle the long-running dispute between the US tax authorities and Switzerland regarding the role of Swiss banks in concealing the assets of US tax payers in offshore accounts.  The Programme provides Swiss banks with an opportunity to obtain resolution, through non-prosecution agreements or non-target letters, concerning their status in connection with the DOJ's investigations.

Coutts & Co Ltd, a member of the RBS Group incorporated in Switzerland, notified the DOJ that it intended to participate in the Programme based on the possibility that some of its clients may not have declared their assets in compliance with US tax laws. The Programme required a detailed review of all US related accounts. The results of Coutts & Co Ltd's review were presented to the DOJ in June 2014. Coutts & Co Ltd has now completed the collection of evidence of the tax status of all US related account holders, including those US account holders participating in an offshore voluntary disclosure programme. The results of the review were presented by Coutts to the DOJ on 5 November 2014. Coutts continues to cooperate with the DOJ pursuant to the terms of the Programme. Coutts expects to reach resolution with the DOJ in 2015, under the terms of the Programme. Provision has been made for the estimated liability arising from this programme/review.

German prosecutor investigation into Coutts & Co Ltd
A prosecuting authority in Germany is undertaking an investigation into Coutts & Co Ltd in Switzerland, and current and former employees, for alleged aiding and abetting of tax evasion by certain Coutts & Co Ltd clients.  Coutts & Co Ltd is cooperating with the authority.

Notes

9. Litigation, investigations and reviews (continued)

Review of suitability of advice provided by Coutts & Co
In 2013 the FCA conducted a thematic review of the advice processes across the UK wealth management industry. As a result of this review, Coutts & Co, a member of the RBS Group incorporated in England and Wales, decided to undertake a past business review into the suitability of investment advice provided to its clients. This review is ongoing. Coutts & Co is in the process of contacting clients and redress is being offered in appropriate cases. Provision has been made for the estimated liability arising from this programme/review.

Enterprise Finance Guarantee Scheme
The Enterprise Finance Guarantee (EFG) is a government lending initiative for small businesses with viable business proposals that lack security for conventional lending. The RBS Group has identified a number of instances where it has not properly explained to customers how borrower and guarantor liabilities work under the EFG scheme and will now undertake a review of affected and potentially affected customers to determine whether affected customers should be offered redress.  From 2009 to the end of 2014, the RBS Group provided over £940 million of lending under the EFG scheme.

10. Other developments

Rating agencies

Standard & Poor's
On 3 February 2015, Standard & Poor's Rating Services (S&P) downgraded the long term credit rating of The Royal Bank of Scotland Group plc (RBSG plc) to 'BBB-'/'A-3'  from 'BBB'+/'A-2'.  The long term outlook for RBSG plc was changed to stable from negative, reflecting S&P's view that RBS Group has made strong progress over the past 12-18 months in executing its restructuring plan. The long term ratings of The Royal Bank of Scotland plc (RBS plc) and certain of its affiliates were placed on CreditWatch with negative implications.

This action was not specific to RBS Group but reflected S&P's view that extraordinary government support is now unlikely in the case of UK non-operating bank holding companies, and is likely to become less predictable for bank operating companies in the UK under newly enacted legislation that fully implemented the bail-in rules enshrined in the EU's Bank Recovery and Resolution Directive with effect from 1 January 2015.

The ratings for the subordinated, junior subordinated and capital instruments of all RBS Group entities were also not impacted, as they do not benefit from government support.

Notes

10. Other developments (continued)

Moody's
On 17 March 2015, Moody's announced multiple rating reviews following the publication of its new bank rating methodology on 16 March 2015. The new methodology affects banking entities globally and reflects, among other things, Moody's lowered expectations about the likelihood of government support for European banks in light of the introduction of the EU Bank Recovery and Resolution Directive. Moody's provided a preliminary indication of the outcome of its review which is to be completed later in 2015. Moody's preliminary indication contemplates that RBSG plc's long-term senior unsecured and issuer credit ratings would be downgraded by two notches to Ba1 and that the credit ratings of certain RBS Group subsidiaries may also be downgraded. If these downgrades occur, the credit ratings of RBSG plc and of certain of its subsidiaries would, therefore, be considered to be below-investment grade by that credit agency.

Current RBSG plc and subsidiary ratings are shown in the table below:

	Moody's		S&P		Fitch
	Long term	Short term	Long term	Short term	Long term	Short term

The Royal Bank of Scotland Group plc	Baa2	P-2	BBB-	A-3	A	F1

The Royal Bank of Scotland plc	Baa1	P-2	A-	A-2	A	F1

National Westminster Bank Plc	Baa1	P-2	A-	A-2	A	F1

RBS Securities Inc.	-	-	A-	A-2	A-	F1

Ulster Bank Ltd	Baa3	P-3	BBB+	A-2	A-	F1

Ulster Bank Ireland Ltd	Baa3	P-3	BBB+	A-2	BBB+	F2

11. Related party transactions

UK Government
On 1 December 2008, the UK Government through HM Treasury became the ultimate controlling party of The Royal Bank of Scotland Group plc. The UK Government's shareholding is managed by UK Financial Investments Limited, a company wholly owned by the UK Government. As a result, the UK Government and UK Government controlled bodies became related parties of the Group.

The Group enters into transactions with many of these bodies on an arm's length basis. Such transactions include the payment of: taxes principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies; together with banking transactions such as loans and deposits undertaken in the normal course of banker-customer relationships.

Bank of England facilities
The Group may participate in a number of schemes operated by the Bank of England in the normal course of business.

Members of the Group that are UK authorised institutions are required to maintain non-interest bearing (cash ratio) deposits with the Bank of England amounting to 0.18% of their average eligible liabilities in excess of £600 million.

Notes

11. Related party transactions (continued)

National Loan Guarantee Scheme
The Group participated in the National Loan Guarantee Scheme (NLGS), providing loans and facilities to eligible customers at a discount of one percent. It did not issue any guaranteed debt under the scheme and consequently, it was not committed to providing a particular volume of reduced rate facilities. At 31 December 2014, the Group had no amounts outstanding under the scheme (2013 - nil). The NLGS was superseded by the Funding for Lending Scheme.

The Funding for Lending Scheme
The Funding for Lending Scheme was launched in July 2012. Under the scheme UK banks and building societies are able to borrow UK treasury bills from the Bank of Englandat aprice that depends on the participant's net lending to the UK non-financial sector. As at 31 December 2014, the Group had no amounts outstanding under the scheme (2013 - nil).

Other related parties
(a)
In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm's length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)	The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

(c)	In accordance with IAS 24, transactions or balances between Group entities that have been eliminated on consolidation are not reported.

(d)
The captions in the primary financial statements of the parent company include amounts attributable to subsidiaries. These amounts have been disclosed in aggregate in the relevant notes to the financial statements.

	2014	2013
	£m	£m

Income
Interest receivable	742	1,470
Interest payable	734	1,588
Fees and commissions receivable	80	143
Fees and commissions payable	58	74

Expenses
Other administrative expenses	2,122	2,327

12. Date of approval
The annual results for the year ended 31 December 2014 were approved by the Board of directors on 25 March 2015.

13. Post balance sheet events
There have been no significant events between 31 December 2014 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Risk factors

Summary of our Principal Risks and Uncertainties

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section of the 2014 Annual Report and Accounts (2014 R&A). NatWest is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and the RBS Group will also be of relevance to the Group.This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included in the 2014 R&A.

●
The Group is reliant on the RBS Group, from which it receives capital, liquidity and funding support. The Group also receives certain services from the RBS Group and relies on the RBS Group's infrastructure to operate its business.

●
The RBS Group is implementing a large number of existing and new programmes and initiatives intended to improve the RBS Group's capital position, meet legal and regulatory requirements and result in the RBS Group becoming a safer and more competitive, customer focused and profitable bank. These initiatives include, among other things, the execution of the RBS Group's strategic plan announced in 2013 and 2014 and which includes the implementation of its new divisional and functional structure (the "2013/2014 Strategic Plan") as well as a major investment programme to upgrade and rationalise the RBS Group's information technology ("IT") and operational infrastructure (the "IT and Operational Investment Plan"), further initiatives designed to reduce the size of the RBS Group's balance sheet and de-risk its business, in particular through the divestments of the RBS Group's interest in Williams & Glyn, its remaining stake in Citizens Financial Group, Inc ("CFG") and the "higher risk and capital intensive assets" in RCR as well as a significant restructuring of the RBS Group's Corporate and Institutional Banking ("CIB") division and of the RBS Group's business as a result of the implementation of the regulatory ring-fencing of retail banking operations (the "ring-fence"). Together, these initiatives are referred to as the "Transformation Plan" and present significant risks for the RBS Group and the Group, including the following:

○
The Transformation Plan, and in particular the restructuring of the RBS Group's CIB business and the divestment of certain of the RBS Group's and the Group's portfolios and businesses, including the RBS Group's remaining stake in CFG, are designed to allow the RBS Group and the Group to achieve their capital targets. There is no assurance that the RBS Group will be able to successfully implement these initiatives on which its capital plan depend or that it will achieve its capital goals within the time frames contemplated, which could have a material adverse effect on the Group's business, reputation, results of operations, financial conditions and cash flows.

○
The implementation of the ring-fence will likely result in considerable operational and legal difficulties as it will require a significant restructuring of the RBS Group's operations, governance, infrastructure and businesses with the possible transfer of a large number of customers between new or existing legal entities. As the Group is expected to constitute the main ring-fenced entity, it may be adversely impacted by the reorganisation of the RBS Group's pension plans as well as the imposition of additional capital and funding requirements and restrictions relating to the activities it may conduct. This implementation exercise will be complex, costly and will result in significant changes for the Group's operations.

○
Although the goals of the Transformation Plan are for the RBS Group and the Group to emerge as less complex and safer banks, there can be no assurance that the final results will be successful and that the RBS Group or the Group will be viable, competitive, customer focused and profitable at the end of this long period of restructuring.

Risk factors

○
The level of structural change required to implement the RBS Group's Transformation Plan is likely to be disruptive and increase operational and people risks for the Group. In addition, the Group will incur significant costs in implementing the Transformation Plan and its revenues may also be impacted by lower levels of customer retention and revenue generation following the restructuring of its business and activities. Further, the competitive landscape in which the Group operates is constantly evolving and recent regulatory and legal changes, including ring-fencing, are likely to result in new market participants. These changes, combined with the changes to the Group's structure and business as a result of the implementation of the RBS Group's Transformation Plan, and in particular the implementation of the ring-fence and the restructuring of the RBS Group's CIB business, may result in increased competitive pressures on the Group.

○
Substantial investments are being made in the RBS Group's, including the Group's, IT and operational structure through targeted investment and rationalisation programmes as part of the IT and Operational Investment Plan. Any failure by the Group to realise the benefits of this IT and Operational Investment Plan, whether on time or at all, in particular in connection with its online and mobile banking capability, could have a material adverse effect on the Group's business and its ability to retain or grow its customer business and remain competitive.

●
Implementation of the Group's strategy and its future success depends on its ability to attract, retain and remunerate qualified personnel. The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees. The RBS Group's changing strategy has led to the departure of many talented staff. Implementation of the RBS Group's Transformation Plan, and in particular of the ring-fence and restructuring of the RBS Group's CIB business, as well as increased legal and regulatory supervision, including as a result of the implementation of the new responsibility regime introduced under the Financial Services (Banking Reform) Act 2013 in the UK, (the "Banking Reform Act 2013") which includes the new Senior Persons Regime, may further hinder the Group's ability to attract or retain senior management and other skilled personnel. Following the implementation of CRD IV there is now a restriction on the Group's ability to pay individual bonuses greater than fixed remuneration, which may put the Group at a competitive disadvantage. An inability to attract and retain qualified personnel could have an adverse impact on the implementation of the Group's strategy and regulatory commitments.

●
The RBS Group including the Group, have been, and continue to be, subject to litigation and regulatory and governmental investigations that may impact the Group's  business, reputation, results of operations and financial condition. The RBS Group, including the Group, are expected to continue to have material exposure to litigation and regulatory proceedings in the medium term. The RBS Group and the Group also expect greater regulatory and governmental scrutiny for the foreseeable future particularly as it relates to compliance with historical, existing and new laws and regulations.

●
Ahead of the upcoming election in May 2015 in the UK, there is uncertainty around how the policies of the newly elected government may impact the RBS Group and the Group, including a possible referendum on the UK's membership of the EU. The implementation of these policies, including the outcome of the EU referendum, could significantly impact the environment in which the RBS Group and the Group operate and the fiscal, monetary, legal and regulatory requirements to which they are subject.

●
Operational and reputational risks are inherent in the Group's businesses, but are heightened as a result of the implementation of certain components of the RBS Group's Transformation Plan. Employee misconduct may also result in regulatory sanctions and serious reputational or financial harm to the Group.

Risk factors

●
Despite the improved outlook for the global and UK economy over the near to medium-term, actual or perceived difficult global economic conditions, potential volatility in the UK housing market as well as increased competition, particularly in the UK, may create challenging economic and market conditions and a difficult operating environment for the Group's businesses. These factors, together with continuing uncertainty relating to the recovery of the Eurozone economy and volatile financial markets, in part due to the monetary and fiscal policies and measures carried out by central banks, have adversely affected and may continue to adversely affect the Group's businesses, earnings, financial condition and prospects.

●
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its or the RBS Group's capital requirements are not managed effectively or as a result of increasingly stringent regulatory requirements relating to capital adequacy, including those arising out of the implementation of Basel III or other current proposals. Maintaining adequate capital resources and meeting the requisite capital adequacy requirements may prove increasingly difficult and costly and will depend on the Group's continued access to funding sources, including following the implementation of the ring-fence, as well as the effective management of its balance sheet and capital resources.

●
The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise or to do so at a reasonable cost, could adversely affect the Group's financial condition and results of operations. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and RBSG's and other RBS Group companies' credit ratings, as well as, to a lesser extent, the credit ratings of the UK Government.

●
The Group is subject to substantial regulation and oversight and although it is difficult to predict with certainty the effect that the recent regulatory changes, developments and heightened levels of public and regulatory scrutiny will have on the Group, the enactment of legislation and regulations in the UK and the EU has resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs and has impacted, and will continue to impact, products offerings and business models as well as the risks that the Group may be unable to comply with such requirements in the manner or within the timeframes required. A number of reviews and investigations are currently ongoing which may result in further legislative changes and increase compliance risks.

●
The RBS Group and the Group may face the risk of full nationalisation or other resolution procedures, including recapitalisation of the RBS Group or the Group, through the exercise of the bail-in tool which was introduced in the UK by the Banking Reform Act 2013 and implemented in line with the provisions of the Bank Recovery and Resolution Directive. In the event of the failure of the RBS Group, various actions could be taken by or on behalf of the UK Government in relation to the RBS Group and/or the Group, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the RBS Group's businesses.

●
The Group is highly dependent on its IT systems, which are currently subject to a significant investment and rationalisation programme. The Group has been and expects to continue to be subject to cyber-attacks which expose the Group to loss of customer data or other sensitive information and which, combined with other failures of the Group's information technology systems, may hinder its ability to service its customers which could result in long-term damage to the Group's reputation, businesses and brands.

Risk factors

●
As a result of the UK Government's majority shareholding in RBSG it is able to exercise a significant degree of influence over the RBS Group, including the Group, with respect to dividend policy, the election of directors or appointment of senior management, remuneration policy and/or may limit the RBS Group's or the Group's operations.

●
The Group is required to make planned contributions to its pension schemes and to compensation schemes in respect of certain financial institutions (such as the UK Financial Services Compensation Scheme). Pension contributions may be increased to meet pension deficits or to address additional funding requirements, including those which may arise in connection with the restructuring of the RBS Group's and the Group's pension plans as a result of the implementation of the ring-fence. The Group may also be required to participate in the RBS Group's contributions under resolution financing arrangements applicable to banks and investment firms. Additional or increased contributions may have an adverse impact on the Group's results of operations, cash flow and financial condition.

●
The deterioration of the prevailing economic and market conditions and the actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions, have adversely affected the Group and could continue to adversely affect the Group if, due to a deterioration in economic and financial market conditions or continuing weak economic growth, it were to recognise or realise further write-downs or impairment charges. Changes in interest rates, foreign exchange rates, oil and other commodity prices also impact the value of the Group's investment and trading portfolios and may have a material adverse effect on the Group's financial performance and business operations.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. The Group's valuation, capital and stress test models and the parameters and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which the Group operates or the failure to properly input any such changes could have an adverse impact on the modeled results.

●
Developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

Statement of directors' responsibilities

The responsibility statement below has been prepared in connection with NatWest's full Annual Report and Accounts for the year ended 31 December 2014.

We, the directors listed below, confirm that to the best of our knowledge:

●
the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

●
the Strategic report (incorporating the Financial review) includes a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Philip Hampton Chairman	Ross McEwan Chief Executive	Ewen Stevenson Chief Financial Officer

25 March 2015

Board of directors

Chairman	Executive directors	Non-executive directors
Philip Hampton	Ross McEwan Ewen Stevenson	Sandy Crombie Alison Davis Morten Friis Robert Gillespie Penny Hughes Brendan Nelson Baroness Noakes

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: RBS Group's Transformation Plan (which includes RBS Group's 2013/2014 strategic plan relating to the implementation of the new divisional and functional structure and the continuation of the balance sheet reduction programme including the proposed divestments of Williams & Glyn and Citizens, RBS Group's information technology and operational investment plan, the proposed restructuring of RBS Group's CIB business and the restructuring of RBS Group as a result of the implementation of the regulatory ring-fencing regime), as well as restructuring, capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, Maximum Distributable Amount (MDA), total loss absorbing capital (TLAC), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; litigation, government and regulatory investigations including investigations relating to the setting of interest rates and foreign exchange trading and rate setting activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the Group's future financial performance; the level and extent of future impairments and write-downs; and RBSG and the Group's exposure to political risks, credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed on pages 41 to 44 of this report. These include the Group's reliance on the RBS Group, significant risks for the Group presented by the execution of the Transformation Plan; RBS Group, including  the Group's ability to successfully implement the various initiatives that are comprised in the Transformation Plan; whether RBS Group, including the Group will emerge from implementing the Transformation Plan as a viable, competitive, customer-focused and profitable bank; RBS Group's and the Group's ability to achieve their  capital targets which depend on RBS Group's success in reducing the size of its business; the cost and complexity of the implementation of the ring-fence and the extent to which it will have a material adverse effect on the Group; the risk of failure to realise the benefit of RBS Group's substantial investments in RBS Groups, including the Group's,  information technology and operational infrastructure and systems, the significant changes, complexity and costs relating to the implementation of the transformation plan, the risks of lower revenues resulting from lower customer retention and revenue generation as as a result of increasing competition.

In addition, there are other risks and uncertainties. These include the Group's ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS Group and the Group  are subject to and any resulting material adverse effect on the Group  of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which the Group operates; uncertainty relating to how policies of the new government elected in the May 2015 UK election may impact RBS Group, including the Group,  including a possible referendum on the UK's membership of the EU; operational risks that are inherent in the Group's  business and that could increase as RBS Group and the Group implement ithe Transformation Plan; the potential negative impact on the Group's business of actual or perceived global economic and financial market conditions and other global risks, in particular in connection with the UK economy; uncertainties regarding the Group's  exposure to any weakening of economies within the EU and renewed threat of default by certain counties in the Eurozone; the risks resulting from the implementation of the State Aid restructuring plan including with respect to the disposal of certain assets and businesses as announced or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBSG, the Bank or other entities of the RBS Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes (including those requiring any restructuring of the Group's operations); changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes; the high dependence of the Group's operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in the Group's operations; the risk that the Group may suffer losses due to employee misconduct; pension fund shortfalls; the recoverability of deferred tax assets by the Group; HM Treasury exercising influence over the operations of RBSG and the Group; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in RBSG; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Bank does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Additional information

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2013 have been filed with the Registrar of Companies and those for the year ended 31 December 2014 will be filed with the Registrar of Companies following the company's Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Contact

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 March 2015

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary